UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cyclo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

23254X201
(CUSIP Number)

William Conkling, c/o Rafael Holdings, Inc., 520 Broad Street, Newark N.J. 07102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______

(1)	Names of reporting persons: Rafael Holdings, Inc.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power 12,780,543

(8)	Shared voting power

(9)	Sole dispositive power 12,780,543

(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 12,780,543

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 49%*

(14)	Type of reporting person (see instructions) CO

*	Calculated based on 26,083,008 shares of Common Stock, par value $0.0001, consisting of: (i) 19,308,449 shares of Common Stock outstanding as of August 11, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 14, 2023; (ii) the Investors (as defined in Item 6) exercising their vested warrants to purchase an aggregate of 3,023,956 shares of Common Stock, including Rafael’s exercising of the First Tranche Warrant to purchase 2,514,970 shares of Common Stock (as described in Item 4 below); and (iii) Rafael’s ownership of warrants to purchase an aggregate of 6,766,467 shares of Common Stock, which warrants are currently exercisable with respect to approximately 3,750,603 shares due to a limitation on exercise contained in the Second Tranche Warrant and Third Tranche Warrant (as defined in Item 4 below).

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2023, as previously amended by Amendment No. 1 thereto filed with the Commission on August 7, 2023 (as so amended, the “Schedule 13D”). This Amendment No. 2 amends Items 3, 4, 5, 6, and 7 as set forth below.  Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is hereby incorporated by reference in its entirety in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On October 20, 2023, Rafael exercised the First Tranche Warrant to purchase 2,514,970 Shares at an exercise price of $0.71 per share, pursuant to a Securities Purchase Agreement dated October 20, 2023, and in consideration of the receipt of a new warrant to purchase an additional 2,766,467 Shares, at an exercise price of $0.95 per share and a term of four years (the “Third Tranche Warrant”). The source of funds for the purchase of the First Tranche Shares (and the related receipt of the Third Tranche Warrant) is from the working capital of Rafael. Both the Second Tranche Warrant and the Third Tranche Warrant are currently exercisable, subject to a contractual limitation that limits the exercise of the Second Tranche Warrant and the Third Tranche Warrant to the extent Rafael would beneficially own in excess of 49% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise.

Rafael acquired the Shares reported herein solely for investment purposes. Rafael may make additional purchases of Shares either in the open market or in private transactions depending on Rafael’s business, prospects and financial condition, the market for the Shares, general economic conditions, stock market conditions and other future developments.

Except as described in this Item 4, Rafael does not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Rafael may change its plans in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

As of the date hereof, Rafael is the beneficial owner of 12,780,543 shares of the Company’s Common Stock consisting of: (i) 9,029,940 shares of Common Stock; and (ii) warrants to purchase an aggregate of 6,766,467 shares of Common Stock, which warrants are currently exercisable with respect to approximately 3,750,603 shares due to a limitation on exercise contained in the Second Tranche Warrant and Third Tranche Warrant.

Rafael’s beneficial ownership represents approximately 49% of the total issued and outstanding shares of Common Stock, calculated based on 26,083,008 shares of Common Stock, consisting of: (i) 19,308,449 shares of Common Stock outstanding as of August 11, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 14, 2023; (ii) the Investors (as defined in Item 6) exercising their vested warrants to purchase an aggregate of 3,023,956 shares of Common Stock, including Rafael’s exercising of the First Tranche Warrant to purchase 2,514,970 shares of Common Stock; and (iii) Rafael’s ownership of warrants to purchase an aggregate of 6,766,467 shares of Common Stock, which warrants are currently exercisable with respect to approximately 3,750,603 shares due to a limitation on exercise contained in the Second Tranche Warrant and the Third Tranche Warrant.

See Schedule 1 for the information applicable to the executive officers, directors and each person controlling Rafael, as applicable (collectively, the “Listed Persons”).

Except as described above in this Amendment, neither Rafael nor any of the Listed Persons have effected any transactions in the Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 above is incorporated by reference into this Item 6.

As disclosed on the Company’s Current Report on Form 8-K (the “Company Form 8-K”) filed with the Commission, on October 20, 2023 (the “Closing Date”), Cyclo Therapeutics, Inc. (the “Company”) announced that it had entered into a securities purchase agreement (“Purchase Agreement”) with certain accredited investors (the “Investors”) to raise $2,147,009 in a private offering (“Offering”). The Investors own vested warrants to purchase an aggregate of 3,023,956 shares of the Company’s common stock at an exercise price of $0.71 per share (the “Original Warrants”), which they purchased in private offerings in April and May 2023. In the Offering, the Investors exercised their Original Warrants in full on or prior to the Closing Date, in consideration of receipt of new warrants, including the Third Tranche Warrant (“New Warrants”), with an exercise price equal to $0.95 per share, to purchase 110% of the number of shares of the Company’s common stock covered under the Original Warrants. The New Warrants will be exercisable for cash only and have a term of four years from the issuance date. The Investors include Rafael Holdings, Inc., a significant shareholder of the Company, several directors of the Company, management, and their affiliates.

The foregoing descriptions of the Purchase Agreement and the Third Tranche Warrant are only summaries, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Third Tranche Warrant. The Purchase Agreement and Third Tranche Warrant are attached to the Company’s Form 8-K as Exhibits 10.1 and 4.1 and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 20, 2023).

2.	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 20, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	October 24, 2023

RAFAEL HOLDINGS, INC.
Signature:	By: /s/ William Conkling

Name/Title	William Conkling Chief Executive Officer

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each director, executive officer and controlling person of Rafael Holdings, Inc.

Executive Officers of Rafael Holdings, Inc.

William Conkling

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: Options to purchase 6,700 shares of Common Stock, and 2,449 shares of Common Stock

David Polinsky

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Howard S. Jonas

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Executive Chairman and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

Directors of Rafael Holdings, Inc.

Howard S. Jonas

(see above)

Stephen Greenberg

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Managing Member of Pilgrim Mediation Group and Bento Box Entertainment

Citizenship: USA

Amount Beneficially Owned: 0

Rachel Jonas

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Mark McCamish

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: President and Chief Executive Officer of IconOVir Bio

Citizenship: USA

Amount Beneficially Owned: 0

Michael J. Weiss

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Ophthalmologist at Edward S. Harkness Eye Institute

Citizenship: USA

Amount Beneficially Owned: 0